Exhibit 99.2

CHANGE OF STATUS REPORT

SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Pursuant to section 11.2 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), BitZERO Holdings Inc. (the “Corporation”) reports that its common shares were listed for trading on Nasdaq effective June 9, 2026. As a result, the Corporation has ceased to be a “venture issuer” as that is defined in NI 51-102.

Dated the 9th day of June, 2026.

BitZERO Holdings Inc.

By: /s/ Mohammed Bakhashwain

Name: Mohammed Bakhashwain

Title: Chief Executive Officer